1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

August 5, 2022

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Flexible Real Estate Income Fund (the “Fund”)
File Nos. 333-262575 and 811-23779

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Fund’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on February 8, 2022. The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 (“PEA 1”) to the Fund’s Registration Statement or in additional pre-effective amendments to be filed subsequently. The Staff’s comments, along with the Fund’s responses, are set forth below. Undefined capitalized terms used herein have the same meaning as in the Fund’s February 8, 2022 registration statement. All references to “Fund” refer only to the Fund, unless noted otherwise.

Prospectus

Comment 1: The first and second sentences under “Investment Strategies” describes what the Fund’s investment strategy and portfolio “is expected to” be. Please replace “is expected” with “will be” in both sentences.

Response: Comment accepted. The requested change will be reflected in PEA 1.

Comment 2: Please disclose a policy to invest at least 80% of the Fund’s net assets (plus borrowings for investment purposes) in real estate investments. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940 (“1940 Act”). Please also define what real estate investments are for purposes of this policy. In addition, please disclose in an appropriate location that the Fund will consider holdings of underlying funds in which it invests for purposes of determining compliance with the 80% investment policy.

Anu Dubey August 5, 2022 Page 2

Response: The Fund has updated its disclosure to include the following:

The Fund intends, under normal circumstances, to invest at least 80% of its net assets (plus the amount of its borrowings for investment purposes) in a portfolio of real estate, including in the form of property investments, equity investments in real estate or real estate related companies, real estate related loans or other real estate debt investments and securities of real estate and real estate-related issuers or real estate-related companies.

The Fund generally will only count investments in other registered investment companies toward the Fund’s 80% policy if such other investment company has an 80% policy pursuant to Rule 35d-1 with respect to real estate and/or real estate-related securities. The Fund has added the following disclosure, as appropriate:

When investing in another investment company, the Fund generally will consider such investment company’s 80% policy for purposes of determining whether to treat an investment therein towards the Fund’s 80% policy or, if the investment company does not have an 80% policy, the Fund may consider the underlying investment company’s portfolio holdings and related information.

Comment 3: The second sentence under “Investment Strategies” states that the Fund’s portfolio is expected to be principally comprised of properties and debt secured by properties, primarily located in the United States but may be diversified on a global basis. Please disclose any targeted allocation for, or maximum or minimum limit on, investments in properties and debt secured by properties located in the United States and properties located outside of the United States.

Response: The Fund respectfully notes that it does not have any targeted allocation for, or maximum or minimum limit on, investments in properties and debt secured by properties located in the United States and properties located outside of the United States and prefers to maintain flexibility consistent with its current disclosure.

Comment 4: The last sentence under “Investment Strategies” states that the Fund also may invest in real estate-related securities. Please specifically identify all real estate-related securities that are part of the Fund’s principal investment strategies and disclose the corresponding risks of such securities in the Summary of Risks section.

Response: The Fund respectfully declines to make these changes and notes that the current disclosure identifies the Fund’s current expectations of the types of real estate-related securities in which the Fund may invest and the corresponding risks.

Anu Dubey August 5, 2022 Page 3

Comment 5: In the pricing table, please identify where in the previous disclosure footnote 2 relates.

Response: The Fund currently intends to offer only Institutional Class Common Shares. Accordingly, footnote 2 has been removed in its entirety.

Comment 6: The legend required by Rule 481(b)(1) under the Securities Act of 1933 (“Securities Act”) appears twice on the cover page. Please disclose this legend only once.

Response: Comment accepted. The requested change will be reflected in PEA 1.

Comment 7: Under “Leverage” (and throughout the registration statement), please clarify the term “operating entities” (e.g., “entities that engage in investment activities in securities or other assets”) or explain to us why the current term is appropriate.

Response: The operating entities referenced above refer to real estate operating companies that hold title to real properties (and sometimes mortgages and other real estate loans) and that may be owned in whole or in part by the Fund or a subsidiary thereof. In response to the Staff’s comment, PEA 1 will clarify that “operating entities” are “entities that, directly or indirectly, hold and operate real estate investments.”

Comment 8: Please set forth the bulleted risk disclosure under “Risks” in bolded font to make it more prominent.

Response: Comment accepted. The requested change will be reflected in PEA 1.

Comment 9: The fourth bullet under “Risks” states that the Fund may pay distributions from, among other things, return of capital. If the Fund expects to make significant return of capital distributions during its first year of operations, please disclose the risks of return of capital distributions, including that they do not represent income, in the Summary of Risks section in the Prospectus Summary.

Response: The Fund has added disclosure highlighting the existing disclosure regarding risks of return of capital distributions within Distribution Risk.

Distribution Risk

Although the Fund may seek to maintain a level distribution rate, the Fund’s distribution rate may be affected by numerous factors, including but not limited to changes in realized and projected market returns, fluctuations in market interest rates, Fund performance, and other factors. The Fund’s distributions may be

Anu Dubey August 5, 2022 Page 4

comprised of a return of capital. There can be no assurance that a change in market conditions or other factors will not result in a change in the Fund’s distribution rate or that the rate will be sustainable in the future. For instance, during periods of low or declining interest rates, the Fund’s distributable income and dividend levels may decline for many reasons. See “Distributions” for a description of return of capital and its impacts.

DISTRIBUTIONS

…

The tax characterization of the Fund’s distributions made in a taxable year cannot finally be determined until at or after the end of the year. As a result, there is a possibility that the Fund may make total distributions during a taxable year in an amount that exceeds the Fund’s net investment income and net realized capital gains (as reduced by any capital loss carry-forwards) for the relevant year. For example, the Fund may distribute amounts early in the year that are derived from short-term capital gains, but incur net short-term capital losses later in the year, thereby offsetting short-term capital gains out of which distributions have already been made by the Fund. In such a situation, the amount by which the Fund’s total distributions exceed net investment income and net realized capital gains would generally be treated as a tax-free return of capital up to the amount of a shareholder’s tax basis in his or her Common Shares, with any amounts exceeding such basis treated as gain from the sale of Common Shares. In general terms, a return of capital would occur where a Fund distribution (or portion thereof) represents a return of a portion of your investment, rather than net income or capital gains generated from your investment during a particular period. A return of capital distribution is not taxable, but it reduces a shareholder’s tax basis in the Common Shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of the Common Shares. To the extent that the amount of any such distribution exceeds the stockholder’s basis in his or her Common Shares, the excess will be treated by the stockholder as gain from a sale or exchange of the Common Shares. As a result, you may be required to pay tax even if selling your investment in the Common Shares at a loss. In addition, in order to make such distributions, the Fund might have to sell a portion of its investment portfolio at a time when independent investment judgment might not dictate such action. The Fund’s final distribution for each calendar year may include any remaining net investment income and net realized gains undistributed during the year. The Fund’s actual financial performance will likely vary significantly from month-to-month and from year-to-year, and there may be

Anu Dubey August 5, 2022 Page 5

extended periods of up to several years when the distribution rate will exceed the Fund’s actual total returns. The Fund’s projected or actual distribution rate is not a prediction of what the Fund’s actual total returns will be over any specific future period. The Fund will send shareholders detailed tax information with respect to the Fund’s distributions annually. See “Certain U.S. Federal Income Tax Considerations.”

Comment 10: In the “Risks” section, the bolded paragraph under the bulleted risks is also set forth above the pricing table. Please consider whether one of these paragraphs can be deleted.

Response: The bolded paragraph under the bulleted risks will be deleted in PEA 1.

Prospectus Summary — Who May Want to Invest (page 1)

Comment 11: Disclosure in the second paragraph states that the Fund may be an appropriate investment for long-term investors who are seeking a portfolio of high quality commercial real estate and real estate debt. Please disclose with greater specificity what “high quality” means and how it is consistent with the disclosure on page 3 that states that the Fund may invest in below investment grade securities.

Response: The Fund has removed references to “high quality.”

Prospectus Summary — Investment Strategies (pages 2 – 3)

Comment 12: Please revise the heading of this section to “Principal Investment Strategies”. Also, please move disclosure of any non-principal investment strategies to another location outside of the Prospectus Summary. See Instruction to Item 3.2. of Form N-2. See also Instruction 1 to Item 8.4. of Form N-2.

Response: The “Investment Strategies” heading has been changed to “Principal Investment Strategies.” The Fund confirms that the above-referenced disclosure, as revised in the Registration Statement, includes only the types of investments in which the Fund may principally invest.

Comment 13: The second sentence of this section states that the Fund’s portfolio is expected to be principally comprised of properties, and debt secured by properties, primarily located in the United States. The first sentence in the “Location” bullet point on page 2 states that the Fund intends to invest principally in major markets in North America. Please clearly disclose whether the Fund will invest in properties primarily located in the United States or principally in major markets in North America. If the latter, please disclose the expected investment allocation in the United States.

Anu Dubey August 5, 2022 Page 6

Response: The Fund has revised its disclosure to clarify that the Fund intends to invest principally in major markets in the United States. The Fund expects that its investments in real estate-related securities will primarily be in U.S. securities, but it may also invest in non-U.S. securities.

Comment 14: The second sentence of the “Private CRE Equity Investments” bullet point on page 3 states that stabilized income-oriented real estate generally means that a property is well leased to tenants and does not require material capital improvements. Please clarify what “well leased to tenants” means.

Response: The Fund has revised its disclosure to explain that “well leased to tenants” means that a property has favorable occupancy rates.

Comment 15: The first sentence of the “Private CRE Debt Investments” bullet point on page 3 refers to “b-notes”. Please disclose what b-notes are.

Response: The Fund has revised its disclosure to disclose that “b-notes” refer to the secondary tranche in a commercial mortgage-backed security.

Comment 16: The second sentence of the “Private CRE Debt Investments” bullet point states that these investments may be of any credit quality. Please add a reference to “junk bonds” here.

Response: The above-referenced disclosure has been revised as follows:

Such investments may be of any credit quality (including below investment grade (commonly referred to as “high yield” securities or “junk bonds”)), may have any combination of principal and interest payment structures, may be newly-originated or existing, may have been originated to specific or general underwriting standards which vary according to the seller and may be of any size and any lien position (e.g., first-lien, second-lien or unsecured).

Comment 17: The second sentence of the “Private CRE Debt Investments” bullet point states that these investments may be “specifically designed for the Fund”. Please disclose in an appropriate location a detailed description of how, and by whom, these investments may be specifically designed for the Fund. We may have more comments after reviewing your response.

Response: The Fund has removed references to investments “specifically designed for the Fund.”

Comment 18: The last sentence of the “Private CRE Debt Investments” bullet point states that the Fund may provide warehouse financing in respect of real estate or real estate-related assets or interests in each case directly or through companies acquired or created and owned by or otherwise

Anu Dubey August 5, 2022 Page 7

affiliated with the Fund or PIMCO. Please disclose in detail what “warehouse financing” is and how it will occur, including the parties involved. We may have more comments after reviewing your response.

Response: The above-referenced disclosure has been revised as follows:

In addition, the Fund may provide ~~warehouse or other~~ financing in respect of real estate or real estate-related assets or interests (including to finance construction, development or improvement projects, mortgage loan pay downs and/or mortgage loans), in each case directly or through companies acquired (or created) and owned by or otherwise affiliated with the Fund or PIMCO.

Comment 19: The third sentence of the “Publicly Traded CRE Securities” bullet point describes real estate-related investment companies. Please tell us whether real estate-related investment companies are those that may rely on Sections 3(c)(1) and/or 3(c)(7) of the 1940 Act. We may have more comments after reviewing your response.

Response: In general, the Fund does not expect such companies to be registered under the 1940 Act. The Fund generally expects any real estate-related investment companies that are not registered investment companies to either not meet the definition of investment company under Section 3(a) of the 1940 Act or to rely on exemptions from registration as such are found in Section 3(c) of the 1940 Act (e.g., Section 3(c)(5)(C)).

Prospectus Summary — The Offering (page 4)

Comment 20: The second sentence of the third paragraph of this section states that the Fund reserves the right to reject a purchase order for any reason. This same statement is made on page 87. Disclosure on page 13 of the Prospectus Summary and on page 82 of the prospectus, however, each state that the Fund reserves the right to reject any purchase order when, in the judgment of management, such rejection is in the best interest of the Fund. Please revise the disclosure here and on page 87 to be consistent with the disclosure on pages 13 and 82.

Response: The above-referenced disclosure has been revised as follows:

(p. 13) Other Purchase Information. Purchases of the Fund’s Common Shares will be made in full and fractional shares. The Fund and the Distributor each reserves the right, in its sole discretion, to suspend the offering of shares of the Fund or to reject any purchase order~~, in whole or in part, when, in the judgment of management, such suspension or rejection is in the best interests of the Fund~~ for

Anu Dubey August 5, 2022 Page 8

any reason. In the interest of economy and convenience, certificates for shares will not be issued.

(p.82) The Fund and the Distributor each reserves the right, in its sole discretion, to suspend the offering of shares of the Fund or to reject any purchase order~~, in whole or in part, when, in the judgment of management, such suspension or rejection is in the best interests of the Fund~~ for any reason.

Comment 21: The first sentence of the “Robust investment opportunity set and sourcing” bullet point on page 7 refers to “secular growth trends”. Please clarify what secular growth trends are.

Response: The above-referenced text has been removed in its entirety.

Comment 22: The last sentence of the “Robust investment opportunity set and sourcing” bullet point on page 7 states that PIMCO may “engage with a partner” to help source potential Fund investments. Please disclose in detail how PIMCO will “engage with a partner” to help source potential Fund investments and please specifically identify who may be a “partner”. We may have more comments after reviewing your response.

Response: The above-referenced text has been removed in its entirety.

Comment 23: The first sentence of the “Global market presence and scale” bullet point on page 7 states that PIMCO assumed leadership and oversight of Allianz Real Estate. The second sentence of this bullet point states that references to PIMCO, who is the Fund’s investment adviser, throughout the prospectus refer to the combined business of PIMCO and Allianz Real Estate.

Please identify Allianz Real Estate as an investment adviser to the Fund (and revise all disclosure as necessary to reflect that Allianz Real Estate is an investment adviser to the Fund) or explain to us why doing so is not appropriate. See Section 2(a)(20) of the 1940 Act. Please also disclose in greater detail how PIMCO exercises its “leadership and oversight” of Allianz Real Estate.

Response: The above-referenced text has been removed in its entirety.

Comment 24: Please tell us the percentage of Fund assets expected to be invested, and any upper limit on such investments, in investments listed on Allianz Real Estate’s CRE platform. We may have more comments after reviewing your response.

Response: The Fund does not intend to invest in investments listed on Allianz Real Estate’s CRE platform; i.e. those held by Allianz Real Estate in a principal capacity.

Anu Dubey August 5, 2022 Page 9

Prospectus Summary — Leverage (page 10)

Comment 25: The last sentence of the first paragraph of this section states that the Fund issued $[ ] total liquidation preference of Preferred Shares. Please confirm to us that expenses associated with issuing and maintaining the Preferred Shares are reflected in the fee table. In addition to the risks of the issuance of preferred shares already disclosed in the Leverage Risk factor on page 25, please also disclose risks related to these Preferred Shares in the Summary of Risks section.

Response: Comment accepted. If the Fund issues Preferred Shares, the Fund will update its fee table to reflect the estimated expense associated with such issuance, as needed. PIMCO will further update the fee table as required in connection with any additional preferred share offerings by the Fund.

Prospectus Summary — Expenses (page 11)

Comment 26: The last sentence of this section states that PIMCO may hire affiliated property managers who could also be joint venture partners for investment to perform certain functions. Please tell us whether the Fund intends to apply for exemptive relief to enter into joint ventures with affiliates. Please also confirm to us that the expenses of property managers hired to perform management and specialized services for the Fund’s commercial real estate investments will be reflected in the fee table. We may have more comments after reviewing your response.

Response: The Fund anticipates that any co-investment with an affiliate (including any property management services affiliate) in a joint venture would be done based on and in accordance with the current relief the Fund and affiliates are seeking for co-investments. To the extent the Fund hires affiliates to provide property management services, such arrangements will be handled in accordance with PIMCO’s existing protocols, applicable SEC guidance and no-action positions related to the use of affiliated service providers by a registered fund. The expenses of property managers hired to perform management and specialized services for investments in real property held directly by the Fund’s consolidated subsidiaries will be reflected in the fee table under Property Level Expenses. Please note that this is described in the footnotes to the fee table.

Prospectus Summary — Summary of Risks (pages 14 – 28)

Comment 27: The first sentence of “Joint Venture Risk” states that the Fund expects to enter into joint ventures with third parties to make investments. Please disclose that joint ventures entered into by the Fund only include arrangements in which the Fund and other party share equal control over the joint venture.

Anu Dubey August 5, 2022 Page 10

Response: The requested changes will be reflected in PEA 1 with the modification that joint ventures entered into by the Fund would generally only include arrangements in which the Fund does not have sole majority voting control over the joint venture.

Comment 28: The Summary of Risks section of the Prospectus Summary identifies the following types of investments and strategies that are not identified in the Investment Strategies section of the Prospectus Summary: CDOs, CBOs and CLOs (page 23); derivative instruments (page 25); securitization (page 26). Please identify these investments and strategies in the Investment Strategies section or explain to us why doing so is not appropriate.

Response: Comment accepted. The requested changes, other than addition of securitization, will be reflected in PEA 1.

Comment 29: The second to last sentence of the Property Manager Risk factor states that, to the extent permitted by the 1940 Act, such property managers may also be affiliated with PIMCO.

Please disclose how the 1940 Act permits the activities of such affiliated property managers. We may have more comments after reviewing your response.

Response: We note that the Staff has issued a series of no-action letters indicating that, if adequate safeguards are in place, service agreements between a registered investment company (“fund”) and its affiliated persons (as defined in Section 2(a)(3) of the 1940 Act) would not be a “joint enterprise or other joint arrangement or profit-sharing plan” for purposes of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder.

In general, the Staff has taken the position that it would not recommend enforcement action with respect to an agreement for services entered into in the ordinary course of business between a fund and an affiliated person (or an affiliated person of an affiliated person) if the compensation provided for by the agreement had “adequate safeguards” in place to “prevent overreaching.” According to these no-action letters, a fund generally has “adequate safeguards” in place if a majority of the fund’s independent trustees make the following determinations with respect to the agreement between the fund and its affiliated service provider:

1.	the service contract is in the best interest of the fund and its shareholders;

2.	the services to be performed pursuant to the contract are services required for the operation of the fund;

Anu Dubey August 5, 2022 Page 11

3.	the affiliated service provider can provide services the nature and quality of which are at least equal to those provided by others offering the same or similar services; and

4.

the fees for such services are “fair and reasonable” in light of the usual and customary charges made by others for services of the same nature and quality with respect to affiliated service provider arrangements.

The following is a list of what we view to be the relevant no-action letters pertaining to the Staff’s positions on a fund entering into an affiliated service provider arrangement. The no-action letters are listed in reverse chronological order.

•	Norwest Bank Minnesota, N.A. (pub. avail. May 25, 1995).

•	Washington Square Cash Fund, Inc. (pub. avail. Jul. 9, 1990).

•	Unified Management Corp. (pub. avail. June 28, 1990).

•	Flex-Fund (Nov. 22, 1985).

•	Diversified Securities (pub. avail. Jan. 22, 1985).

•	Criterion Funds Inc. (pub. avail. Jan. 9, 1984).

•	Federated Securities Corp. (pub. avail. Oct. 21, 1983)

•	Lindner Fund, Inc. (pub. avail. June 17, 1983)

•	Boston Safe Deposit and Trust Co. (pub. avail. Mar. 30, 1983).

•	Northern Trust Co. (pub. avail. June 1, 1983).

•	IPI-Income & Price Index Fund (pub. avail. Dec. 12, 1980).

•	Current Income Shares, Inc. (pub. avail. Apr. 13, 1980).

Comment 30: The Securitization Risk factor on page 26 states that the Fund or a subsidiary transfers assets to a single purpose, bankruptcy-remote subsidiary, which then issues notes secured by such assets. In the Investment Strategies section, please disclose in greater detail how the Fund may

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securitize assets, including the types of assets it may securitize, the types of vehicles the Fund will use to do so (including whether or not all such vehicles will be wholly-owned subsidiaries of the Fund), the types of securities the vehicles will issue (e.g., debt), how the vehicles will issue securities (e.g., in private placements), and what recourse debt holders will have against the Fund’s assets. Also, please explain to us whether the issuance of notes by an SPE involves the issuance of a senior security by the Fund. If so, please explain to us how the issuance of such notes would comply with sections 18(a)(1) and 18(c) of the 1940 Act. We may have more comments after reviewing your response.

Response: The Fund confirms that the principal investment strategies and principal risks have been updated to remove the above-mentioned references to securitization.

Comment 31: Please enhance disclosure of the “Tax Risks of Investing in the Fund” risk factor on page 28 to also disclose the risks resulting from the Fund not maintaining its status as a REIT, or explain to us why such disclosure is not appropriate. See, e.g., risk disclosure on page 66.

Response: The above-referenced disclosure has been revised as follows:

Summary Prospectus:

Tax Risks of Investing in the Fund. Even if the Fund qualifies and maintains its status as a REIT, it may become subject to U.S. federal income taxes and related state and local taxes. To qualify as a REIT, the Fund generally must distribute annually to the Fund’s Common Shareholders a minimum of 90% of the Fund’s net taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains. If the Fund does not have sufficient cash to make distributions necessary to preserve the Fund’s REIT status for any year or to avoid taxation, the Fund may be forced to borrow funds or sell assets even if the market conditions at that time are not favorable for these borrowings or sales. These options could increase the Fund’s costs or reduce the Fund’s equity.

Statutory Prospectus – Tax Risks of Investing in the Fund:

Even if the Fund qualifies and maintains the Fund’s status as a REIT, the Fund may become subject to U.S. federal income taxes and related state and local taxes. For example, net income from the sale of properties that are “dealer” properties sold by a REIT (a “prohibited transaction” under the Code) will be subject to a 100% tax. The Fund may not make sufficient distributions to avoid excise taxes applicable to REITs. Similarly, if the Fund were to fail an income test (and did not lose the Fund’s REIT status because such failure was due to reasonable cause and

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not willful neglect) the Fund would be subject to tax on the income that does not meet the income test requirements. To qualify as a REIT, the Fund generally must distribute annually to the Fund’s Common Shareholders a minimum of 90% of the Fund’s net taxable income, determined without regard to the dividends-paid deduction and excluding net capital gains. If the Fund does not have sufficient cash to make distributions necessary to preserve the Fund’s REIT status for any year or to avoid taxation, the Fund may be forced to borrow funds or sell assets even if the market conditions at that time are not favorable for these borrowings or sales. These options could increase the Fund’s costs or reduce the Fund’s equity. The Fund also may decide to retain net capital gain the Fund earns from the sale or other disposition of the Fund’s investments and pay income tax directly on such income. In that event, the Fund’s shareholders would be treated as if they earned that income and paid the tax on it directly. However, shareholders that are tax-exempt, such as charities or qualified pension plans, would have no benefit from their deemed payment of such tax liability unless they file U.S. federal income tax returns and thereon seek a refund of such tax. The Fund also may be subject to state and local taxes on the Fund’s income or property, including franchise, payroll, mortgage recording and transfer taxes, either directly or at the level of the other companies through which the Fund indirectly owns assets, such as the Fund’s taxable REIT subsidiaries, which are subject to full U.S. federal, state, local and foreign corporate-level income taxes. Any taxes the Fund pays directly or indirectly will reduce the Fund’s cash available for distribution to you.

Prospectus Summary — Limitation on Ownership Level (page 29)

Comment 32: The third sentence of this section states that the ownership limits may be further reduced if the Board waives these limits for certain holders. Please specify the circumstances under which the Board would waive these limits. We may have more comments after reviewing your response.

Response: We note that because the ownership limitation described in this section is derived from the REIT Tax rules, the Fund maintains flexibility to waive these limits if doing so would not have a negative impact on the Fund’s status as a REIT for tax purposes. For example, if a public entity holds interests in the Fund, the REIT ownership test would look to the owners of that public entity, rather than view it as a single holder, in which case the transfer restrictions might be waived without having a negative impact on the Fund’ s status as a REIT for tax purposes.

Comment 33: The last sentence of this section states that the ownership restrictions described are designed, among other purposes, to enable the Fund to comply with the ownership restrictions

Anu Dubey August 5, 2022 Page 14

imposed on REITs by the Code. Please identify the “other purposes” for which the restrictions are designed.

Response: “Other purposes” is meant to describe a separate 10% threshold in the REIT tax rules which also determines whether a REIT has rent from a “related” party. Related party rent will generally not be qualifying REIT income, so these restrictions are designed both to comply with ownership restrictions and avoid nonqualifying REIT income. The Fund’s Declaration of Trust allows for a waiver of the 9.8% ownership threshold for purposes of the ownership test, without waiving it for purposes of the qualifying income test.

Summary of Fund Expenses (pages 30 – 31)

Comment 34: Please add footnote number references in the fee table.

Response: Comment accepted. The requested change will be reflected in PEA 1.

Comment 35: Footnote 1 to the fee table states that the Selling Agents may, in their sole discretion and subject to applicable law, reduce or waive the sales load on a non-scheduled basis in individual cases. Please delete this sentence. See Rule 22d-1(a) under the 1940 Act.

Response: The above-referenced footnote has been deleted and replaced with the following:

While neither the Fund nor the Distributor impose an initial sales charge, if you buy Institutional Class Common Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.

Comment 36: Please confirm to us that the financial statements of any wholly-owned or substantially-owned subsidiaries will be consolidated with those of the Fund.

Response: The Fund confirms that it will consolidate the financial statements of any wholly-owned subsidiary with those of the Fund to the extent required by applicable accounting principles. Please see the response to Comment #46 below for additional information regarding consolidation of the financial statements of subsidiaries.

Comment 37: Please explain the accounting basis of the investments held in the operating subsidiaries.

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Response: The operating subsidiaries will measure their investments in real estate at cost, less depreciation and amortization in their financial reporting. The Fund will value its investments in operating subsidiaries based on the fair value of the underlying real estate assets.

Comment 38: The second sentence of the second paragraph of footnote 3 states that the Fund expects that its unconsolidated operating entities will incur certain expenses. Please consider including an estimate of the dollar amount and basis point impact of the expenses related to unconsolidated operating entities.

Response: The Fund respectfully declines to make the suggested changes. To the extent subsidiaries are unconsolidated, the Fund does not believe it is applicable or appropriate to include the requested estimate. The Fund will disclose financial information regarding unconsolidated subsidiaries in accordance with Reg S-X, which may include filing audited financials of significant unconsolidated subsidiaries on Form N-CSR.

Comment 39: Please confirm to us that there are no Acquired Fund Fees and Expenses (i.e., the indirect costs of investing in other investment companies and other pooled investment vehicles, including private real estate funds) that would be investment companies but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act.)

Response: The Fund so confirms. The Fund confirms that Acquired Fund Fees and Expenses will be reflected in the fee table included under “Summary of Fund Expenses” in accordance with Form N-2. Such fees and expenses currently amount to less than 0.01% and therefore are not required to be presented as a separate line item.

Investment Objectives and Strategies — Portfolio Composition — Investments in Thematically-Driven Stabilized Real Estate and Single Tenant Properties (page 37)

Comment 40: Under “Property Characteristics”, please clarify what “defensive, in place cash flows” are.

Response: The Fund has clarified its disclosure in PEA 1 as follows:

The Fund intends to invest in stabilized assets and portfolios with, in PIMCO’s view at the time of investment, income from stable, in-place cash flows that require limited near-term capital expenditures.

These would generally include properties with favorable occupancy rates that may provide a good source of stable, predictable income.

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Comment 41: The first sentence of the last paragraph states that PIMCO plans to own all or substantially all of the Fund’s property investments through an operating entity of the Fund. The second sentence of the last paragraph states that the Fund’s property investments in each primary strategy are expected to be structured through privately-owned operating entities or private real estate operating entities which hold whole or partial interests in real properties. Please respond to the following comments regarding any entity that engages in investment activities in securities or other assets that is primarily controlled by the Fund (including privately owned operating entities and private real estate operating entities referenced here, subsidiaries and SPEs referenced on page 26 in the Securitization Risk factor, and companies acquired (or created) and owned by the Fund referenced on page 3 under “Private CRE Debt Investments”). A primarily controlled entity is an entity that the Fund controls as defined in Section 2(a)(9) of the 1940 Act and for which the Fund’s control of the entity is greater than that of any other person.

(a)	Disclose any of the entity’s principal investment strategies or principal risks that constitute principal investment strategies or principal risks of the Fund.

(b)	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the entity.

(c)

Disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the entity so that the Fund treats the entity’s debt as its own for purposes of Section 18.

(d)

Disclose that each investment adviser to the entity complies with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Also file the investment advisory agreement between the entity and its investment adviser as an exhibit to the registration statement. See Item 25.2.k. of Form N-2.

(e)	Disclose that each entity complies with the provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the entity.

(f)

Confirm to us that (a) if an entity is not organized in the U.S., the entity and its board of directors will agree to designate an agent for service of process in the U.S.; and (b) an entity and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

Response: The Fund does not expect to own all or substantially all of the Fund’s investments through operating entities that own and operate real estate, although individual investments may be held in operating entities.

Anu Dubey August 5, 2022 Page 17

(a)

Any operating entity through which the Fund invests that is primarily controlled by the Fund will utilize the Fund’s investment strategies, as disclosed and any principal risks will be consistent with the risks of the Fund’s investments disclosed in its registration statement.

(b)

For purposes of the Fund’s investment policies, the Fund will comply with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis in instances where the Fund invests in securities or other assets through a subsidiary in which the Fund owns all or a majority of the voting securities; i.e., has sole majority voting control (“Controlled Subsidiary”).

(c)	Please see the disclosure added to PEA 1 set forth in the response to Comment 46 below.

(d)

As discussed in previous correspondence with the Staff, PIMCO and the Fund respectfully disagree with the Staff’s position.[1] However, solely for purposes of having the Registration Statement declared effective, the Fund confirms that each investment adviser to a wholly-owned subsidiary will comply with the provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund. The requested disclosure will be reflected in the Registration Statement and any such investment advisory contract will be filed as an exhibit to the Registration Statement. The Fund notes that, for purposes of this response, the Board of Trustees of the Fund, rather than the board of directors of a subsidiary, if different, will be responsible for taking any actions or fulfilling any obligations under Section 15 of the 1940 Act with respect to the subsidiary’s investment management agreement.

We note that this response will be observed by the Fund, but does not necessarily represent the position or policy of other funds managed by PIMCO, each of which is governed by its own registration statement.

(e)

To the extent required by Section 17 of the 1940 Act, each operating entity and Controlled Subsidiary will comply with the 1940 Act limits on affiliated transactions or exemptive relief therefrom. To the extent that assets of any wholly-owned subsidiary would be custodied, any wholly-owned subsidiary’s assets are expected to be custodied with the Fund’s custodian.

(f)	The Funds confirms, with respect to any Controlled Subsidiary, (a) if an entity is not organized in the U.S., the entity and its board of directors will agree to designate an agent

[1]	See response 17.b in the letter dated December 11, 2018 from Ropes & Gray LLP on behalf of PIMCO Energy and Tactical Credit Opportunities Fund.

Anu Dubey August 5, 2022 Page 18

for service of process in the U.S.; and (b) an entity and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act.

Comment 42: For any entity that engages in investment activities in securities or other assets that is wholly-owned or substantially owned by the Fund, please confirm to us that the entity’s management fee (including any performance fee) will be included in the “Management Fee” line item of the fee table and an entity’s other expenses will be included in the “Other Expenses” line item of the fee table.

Response: The Fund does not currently expect that any wholly-owned subsidiary of the Fund will charge a management fee.

Investment Objectives and Strategies — Portfolio Composition — Temporary Strategies (page 41)

Comment 43: Please insert “Defensive” after “Temporary” in the section heading.

Response: Comment accepted. The requested change will be reflected in PEA 1.

Comment 44: Please revise the first sentence to reflect the circumstances in which the Fund is permitted to take temporary defensive positions (e.g., to respond to adverse market, economic, political or other conditions).

Response: In response to this comment, the Fund will revise the disclosure as follows:

At times, PIMCO ~~the Investment Manager~~ may judge that conditions in the markets make pursuing the Fund’s primary investment strategy inconsistent with the best interests of its Common Shareholders. In attempting to respond to adverse market, economic, political, or other conditions, as determined by PIMCO, when PIMCO deems it appropriate to do so, the Fund may, for temporary defensive purposes, or in order to keep the Fund’s cash fully invested until the net proceeds of this offering of Common Shares can be invested in accordance with the Fund’s primary investment strategies, the Fund may deviate from its investment policies and objectives.

Comment 45: In the second sentence of this section, please replace “use alternative strategies” with “take temporary defensive positions”. Also, in the second to last sentence of this section, please replace “use these alternative strategies” with “take temporary defensive positions.”

Anu Dubey August 5, 2022 Page 19

Response: Comment accepted. The requested change will be reflected in PEA 1.

Leverage (pages 43 – 45)

Comment 46: Please revise the fourth sentence of the second paragraph to read as follows: “When such property level debt is not recourse to the Fund and the entity holding such debt was not formed for the purpose of avoiding the 1940 Act’s limitations on leverage, the Fund will not treat such borrowings as senior securities (as defined in the 1940 Act) for purposes of complying with the 1940 Act’s limitations on leverage unless (i) the entity holding such debt is an entity that engages in investment activities in securities or other assets and is primarily controlled by the Fund, including a wholly-owned or majority-owned subsidiary or (ii) the financial statements of the entity or joint venture holding such debt will be consolidated in the Fund’s financial statements.”

Response: As noted in the response to Comment 41(b), we note that, where the Fund participates with a third party in a joint venture, and the Fund does not have sole majority voting control over the joint venture, the Fund will not consider such a joint venture to be a Controlled Subsidiary. Consistent with the Registration Statement of Fundrise Income Real Estate Fund, LLC (File No. 333-29996) declared effective by the Staff on February 3, 2022, the Fund has included the following disclosure in PEA 1:

When such property level debt is not recourse to the Fund, the Fund will not treat such non-recourse borrowings as senior securities (as defined in the Investment Company Act) for purposes of complying with the Investment Company Act’s limitations on leverage, unless the special purpose vehicle (or other vehicle for investment in real estate) holding such debt is a Controlled Subsidiary of the Fund or the financial statements of the special purpose vehicle (or other vehicle for investment in real estate) holding such debt will be consolidated in the Fund’s financial statements in accordance with Regulation S-X and other accounting rules unless such debt would be eliminated in the consolidated financial statements in accordance with Regulation S-X and the other accounting rules. Where such special purpose vehicles are not a Controlled Subsidiary of the Fund (e.g., including as part of a non-controlled joint venture with a third party), the Fund would not consider the investments as giving rise to Fund leverage.

The Fund has also updated its disclosure to include the following:

For purposes of the Fund’s investment policies, the Fund will comply with the provisions of the 1940 Act relating to the investment advisory contracts as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act (Section 15); provisions related to affiliated transactions and custody (Section 17); provisions governing investment policies (Section 8) and capital

Anu Dubey August 5, 2022 Page 20

structure and leverage (Section 18) on an aggregate basis in instances where the Fund invests in securities or other assets through a subsidiary in which the Fund owns all or a majority of the voting securities; i.e., has sole majority voting control (“Controlled Subsidiary”). To the extent required by Section 17 of the 1940 Act, each operating entity and Controlled Subsidiary will comply with the 1940 Act limits on affiliated transactions or exemptive relief therefrom. Where the Fund participates with a third party in a joint venture, and the Fund does not have sole majority voting control over the joint venture, the Fund will not consider such a joint venture to be a Controlled Subsidiary.

Management of the Fund — Administration Agreement — Services Company (pages 74 – 75)

Comment 47: The first sentence of this section states that PIMCO Services LLC will serve as Service Provider. Please disclose the specific services to be provided by the Service Provider.

Response: The Fund describes the services currently expected to be provided by all Service Providers including, to the extent it provides services, PIMCO Services LLC or another affiliated service provider, within “Management of the Fund – Administration Agreement.” It is excerpted below, though, as also stated in the prospectus, service providers may provide services in addition to those listed below.

The Fund (and/or one more of its SPVs) will engage or otherwise transact with one or more Service Providers (as defined below) in connection with its ongoing operations, including in respect of portfolio investments. “Service Providers” include consultants, advisors, transaction finders or sourcers, operating partners, loan and other servicers, loan and other originators, collateral managers, program managers, property and other asset managers, leasing agents, asset monitors and administrators (including copyright administrators), developers, project managers, investment bankers, brokers, accountants, valuation agents, waterfall agents, calculation agents, paying agents, billing and collection agents, trustees, master servicers, software providers, tax preparers and consultants, analytic service providers, technology professionals, pricing/modeling service providers, insurance providers, legal counsel, appraisers, industry or sector experts, joint venture partners and development partners, regulatory and compliance service providers, contract employees, outside legal counsel and/or temporary employees (as well as secondees of any of the foregoing), and other persons providing similar types of services, whether working onsite at PIMCO offices or offsite. Service Providers will provide services in respect of the Fund, its portfolio investments and/or the other entities in which the Fund invests.

Anu Dubey August 5, 2022 Page 21

Comment 48: The last sentence of the first paragraph of this section states that the Fund expects that it will retain one or more Allianz Real Estate entities to provide asset-management related services. As discussed in Comment 23, inasmuch as “Allianz Real Estate entities” will provide asset management related services to the Fund, please explain to us why such entities are not identified as investment advisers to the Fund. We may have more comments after reviewing your response.

Response: In this context, “asset management related services” refers to services provided in managing or operating a specific real estate asset or investment, for example property management services such as leasing, maintenance and construction. It does not refer to investment advisory services to the Fund.

Plan of Distribution — How EWCs will be Calculated (pages 84 – 85)

Comment 49: This first sentence of this section states that an EWC is imposed on repurchases of Class A-2 and Class A-4 Common Shares “on the amount of the repurchase which causes the current value of your account for the particular class of Common Shares of the Fund to fall below the total dollar amount of your purchase payments subject to the EWC.” Please clarify the quoted disclosure in this sentence.

Response: The Fund currently intends to offer only Institutional Class Common Shares. Accordingly, the above-mentioned text has been removed in its entirety.

Plan of Distribution — Reductions and Waivers of Initial Sales Charges and EWCs (page 85)

Comment 50: Please revise the first sentence of the second paragraph to delete references to reductions or waivers of the EWC at the sole discretion of the Distributor. Please disclose that reductions or waivers of EWCs due to hardship or minimal cost to the Distributor will be applied uniformly. See Rule 6c-10(a)(3) under the 1940 Act.

Response: The Fund currently intends to offer only Institutional Class Common Shares. Accordingly, the above-mentioned text has been removed in its entirety.

Prospectus Summary — Who May Want to Invest (page 1)

Comment 51: The second sentence of the second paragraph states that investors will not be subject to an EWC for “certain transactions” where the Distributor did not pay at the time of purchase the amount it normally would have to the broker-dealer. Please identify the “certain transactions” that qualify for this waiver of the EWC. See Item 12(a)(2) of Form N-1A.

Anu Dubey August 5, 2022 Page 22

Response: The Fund currently intends to offer only Institutional Class Common Shares. Accordingly, the above-mentioned text has been removed in its entirety.

Plan of Distribution — Shares Purchased or Held Through Financial Intermediaries (page 86)

Comment 52: Please replace the second sentence of this section with a description of sales charge waivers and discounts offered by particular financial intermediaries. See Item 12(a)(2) of Form N-1A and Instruction 1 thereto; IM Guidance Update 2016-06, at text preceding and following footnote 5.

Response: The Fund has revised its disclosure to state:

There are currently no sales charge waivers, discounts and/or breakpoints available through any specific financial intermediary required to be disclosed by the Fund. Any such sales charge waivers, discounts and/or breakpoints will be set forth in an appendix to the Prospectus.

Periodic Repurchase Offers (page 88)

Comment 53: Please provide more detailed disclosure regarding periodic repurchase offers including (1) disclosure to be provided in Repurchase Office Notices; (2) determination of repurchase pricing date and payment date for shares; and (3) description of any ability of the Fund to suspend or postpone repurchase offers.

Response: Please see the added disclosure under “Repurchases”, which are consistent with the Registration Statement of PIMCO Flexible Emerging Markets Income Fund (File No. 333-254586) declared effective by the Staff on July 29, 2021:

•	Repurchase Request Deadline
•	Determination of Repurchase Price and Payment for Shares
•	Suspension or Postponement of Repurchase Offers
•	Oversubscribed Repurchase Offers
•	Consequences of Repurchase Offers

Dividend Reinvestment Plan (page 94)

Comment 54: The last sentence of this section states that additional information about the Plan may be obtained from the Plan Agent. Please disclose the telephone number or address of the Plan Agent. See Item 10.1.e.(3) of Form N-2.

Anu Dubey August 5, 2022 Page 23

Response: Comment accepted. The requested change will be reflected in PEA 1.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions — Fundamental Investment Restrictions (pages 3 – 4)

Comment 55: Please disclose a fundamental investment restriction regarding the Fund’s investment in real estate. See Item 17.2.f. of Form N-2.

Response: We note that Fundamental Investment Restriction (1) relates to the Fund’s investments in real estate. Fundamental Investment Restriction (1) states as follows:

(1)     Except for real estate investments and mortgage-related assets as described in the next sentence, purchase any security if as a result 25% or more of the Fund’s total assets (taken at current value at the time of investment) would be invested in a single industry (for purposes of this restriction, investment companies are not considered to be part of any industry). As a fundamental policy, the Fund will normally invest at least 25% of its total assets (i.e., concentrate) in real estate investments and mortgage-related assets issued by government agencies or other governmental entities or by private originators or issuers, which for purposes of this investment restriction the Fund treats collectively as an industry or group of industries (for purposes of this restriction, investment companies are not considered to be part of any industry).

Comment 56: Please add “or group of industries” after “single industry” in the first sentence of (1). See Item 17.2.e. of Form N-2.

Response: The Fund respectfully submits that the investment restriction relating to concentration is consistent with Section 8(b)(1)(E) of the 1940 Act, and the Instruction to Item 8.b.2(b) and Item 17.2.e of Form N-2, which provide that a fund must disclose its policy with respect to concentrating investments in either a particular industry or a related group of industries. Neither Section 8(b)(1)(E) of the 1940 Act, nor the Instructions or requirements of Form N-2, require the Fund to disclose a policy not to concentrate its investments with respect to both industries and groups of industries and the Fund is not seeking to circumvent such requirements. In addition, the Fund’s concentration policy is consistent with concentration policies of other fund complexes and other funds within the PIMCO fund complex. Accordingly, the Fund did not make any changes in response to this comment.

Comment 57: Please delete the last paragraph of this section as the Fund is non-diversified.

Anu Dubey August 5, 2022 Page 24

Response: Comment accepted. The requested change will be reflected in PEA 1.

Investment Restrictions — Other Information Regarding Investment Restrictions (pages 4 – 6)

Comment 58: Please disclose that the Fund considers the holdings of other funds in which it invests for purposes of determining compliance with its concentration policy.

Response: In response to this comment, the Fund will add the following to the end of the seventh paragraph:

To the extent that an underlying investment company in which the Fund invests has adopted a policy to concentrate its investments in a particular industry, the Fund will, to the extent applicable, take such underlying investment company’s concentration policy into consideration for purposes of the Fund’s own industry concentration policy.

We believe this approach is consistent with prior SEC guidance.    Specifically, the SEC’s Guide 19 stated “[a] registrant . . . may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.” As we believe the Fund’s position is reasonable, and therefore consistent with SEC guidance on industry classification, we believe the disclosure is appropriate as is. To the extent a Fund makes direct investments in securities and instruments not issued by other investment companies, the Fund will consider the industries to which such direct investments belong for purposes of applying the Fund’s concentration policy. Also, to the extent a fund in which the Fund invests has adopted a policy to concentrate in a particular industry, the Fund will, to the extent applicable, take such policy into account to the extent it invests in such other fund.

Comment 59: Please revise the first sentence of the second paragraph on page 5 to state that, for purposes of the Fund’s 80% investment policy, derivatives are valued based on market value. See Rule 35d-1 (d)(2).

Response: Comment accepted. The requested change will be reflected in PEA 1.

Management of the Fund — Code of Ethics (page 47)

Comment 60: This paragraph is already disclosed on page 37. Please delete one of the paragraphs.

Response: Comment accepted. The paragraph on Page 47 will be deleted in PEA 1.

Anu Dubey August 5, 2022 Page 25

PART C – OTHER INFORMATION

Item 34. Undertakings

Comment 61: Please insert the undertaking set forth in Item 34.4 of Form N-2 or explain to us why it is not applicable.

Response: The Fund respectfully declines to make the suggested change. The Fund is not filing PEA 1 in reliance on Rule 430A of the Securities Act.

Signature Page

Comment 62: We note that no officers and no trustees (other than the sole initial trustee on behalf of the registrant) have signed the registration statement. Please ensure that once the Board of Trustees has been properly constituted and officers appointed, a pre-effective amendment to the registration statement will be signed by a majority of Trustees as well as the required officers of the Fund. See Section 6(a) of the Securities Act.

Response: The Fund acknowledges the Staff’s comment.

GENERAL COMMENTS

Comment 63: Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Fund has not presented test the waters materials to potential investors in connection with this offering.

Comment 64: We note that many portions of your filing are incomplete or to be updated by amendment (e.g., fee table, information regarding Trustees). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response: The Fund acknowledges the Staff’s comment.

Comment 65: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Anu Dubey August 5, 2022 Page 26

Response: The Fund does not intend to omit information from the Registration Statement in reliance on Rule 430A under the Securities Act.

Comment 66: Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement, other than the exemptive application to co-invest with affiliates that is referenced on the bottom of page 36.

Response: The Fund has not submitted and currently does not expect to submit any exemptive applications or no-action requests in connection with the Registration Statement, other than the exemptive application to co-invest with affiliates that is referenced on the bottom of page 36.

Comment 67: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response: The Fund acknowledges the Staff’s comment.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

cc:	Ryan Leshaw, Pacific Investment Management Company LLC
Wu-Kwan Kit, Pacific Investment Management Company LLC
Adam Teufel, Dechert LLP
Douglas P. Dick, Dechert LLP